April 3, 2009

Via EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC  20549-3561

RE:	Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2008
Form 8-K Furnished October 29, 2008
File Number: 001-12235

Dear Mr. Shenk:

This letter responds to the comments set forth in your letter dated March 23, 2009 to Mr. M. David Kornblatt, Senior Vice President, Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company’s reports listed above.  For your convenience, we have restated each of the Staff’s comments and have provided the Company’s response below each comment.

Form 10-K for the Year Ended March 31, 2008

Management’s Discussion and Analysis, page 28

Results of Operations, page 30

1.                                       Refer to your response to our prior comment number 2.  It is not clear to us why you would not consider cost of products sold to be important to readers of your financial statements when it is a material amount that directly affects your margin and results of operations.  At a minimum, we believe an analysis of the factors affecting cost of products sold gives readers insight into the operational aspects of the company, particularly in circumstances where you may not be able to offset increased costs with a commensurate increase in revenue or where your costs do not vary in direct proportion to changes in revenue.  Accordingly, we believe an analysis of the key factors contributing to the reported amount of and variances in cost of products sold are meaningful to your readers and that you should provide such an analysis.  In connection with this, consider presenting a table of the main categories comprising cost of products sold accompanied by an analysis at an appropriate level of detail of the underlying factors contributing to the amount of and variances in the categories presented.  Please advise.

RESPONSE:

We understand the Staff’s comment and acknowledge the importance of cost of products sold to the results of operations. While we have not explicitly stated the impact of variances in costs of products sold in the past, we believe that we have provided the reader of the financial statements with the appropriate insight into the significant changes in our results of operations.

However, we confirm that we will provide specific disclosure about significant changes in costs of sales in future filings.

2.                                       Refer to your response to our prior comment number 3.  You state that it is not practical to disclose the effect that changes in price and volume have on results of operations.  However, you make several references in your filings to the effect of sales volume in explanation of variances in sales and operating income.  Please clarify for us what is meant by your references to volume in this regard and the basis for citing such as a factor that affects your results.

RESPONSE:

We have used dollar increases as a measure of volume as we do not have a practical way to capture pure pricing changes. This is due to the volume of contracts and thousands of parts/SKUs at each of our business units, which makes it impractical to track pricing changes, especially given the frequent customer-driven design changes where price compensates for changes in cost. When we have been successful in negotiating price increases, such as during our third quarter ended December 31, 2008, we have disclosed the impacts of those changes. Generally, however, due to Triumph’s diverse structure and customer base, we cannot accurately attribute changes in revenues to a “price vs. volume” comparison.

To clarify this point for the reader, we believe that our disclosure of results of operations could be enhanced and, accordingly, we have included below additional disclosure that we intend to add as an overview to our results of operations in our future filings:

“The following includes a discussion about our consolidated and business segment results of operations. The Company’s diverse structure and customer base do not provide for precise comparisons of the impact of price and volume changes to our results. However, we have disclosed the significant variances between the respective periods.”

3.                                       We note in your response to our prior comment number 3 your intention to disclose a table in regard to sales mix among end markets.  It appears that the table is at the consolidated level.  To be of further meaning to your readers, please provide such a table as it applies to each segment as well, and accompany each table presented with an analysis at an appropriate level of detail of how the sales mix depicted impacts your consolidated and each segment’s revenues, margins and results of operations.

RESPONSE:

We confirm that we will provide a table that shows sales mix among end markets by our operating segments, as well as commentary, as appropriate, on how the sales mix impacts our results of operations in future filings.

Business Segment Performance, page 32

4.                                       We believe the intended added disclosure indicated in your response to our prior comment number 4 is vague and nonspecific.  Please expand your disclosure to provide sufficient details for a full and clear understanding of the factors underlying each of the broad items cited in your intended disclosure relative to each segment and the comparability among segments.  Please provide us with a copy of your intended expanded disclosure.

RESPONSE:

Within our prior Annual Reports on Form 10-K, we have detailed the differences in competitors, customers and products and services between our business segments under their respective headings within Item 1. However,  in order to provide additional clarity, we believe that our disclosure of business segment performance could be enhanced and, accordingly, we have included below additional disclosure that we intend to add to our business segment performance in our future Annual Reports on Form 10-K:

“The results of operations between our operating segments vary due to differences in the segments’ competitors, customers, the extent of proprietary deliverables and performance.

For example, our Aerospace Systems segment generally includes proprietary products and/or arrangements where we become the primary source or one of a few primary sources to our customers, where our unique manufacturing capabilities command a higher margin. Also, OEMs are increasingly focusing on assembly activities while outsourcing more manufacturing and repair to third parties, and as a result, are less of a competitive force than in previous years. In contrast, our Aftermarket Services segment provides maintenance, repair and overhaul (“MRO”) services on components and accessories manufactured by third parties, with more diverse competition, including airlines, OEMs and other third-party service providers. In addition, variability in the timing and extent of customer requests performed in the Aftermarket Services segment can provide for greater volatility in revenue and earnings than that experienced in the Aerospace Systems segment.”

Critical Accounting Policies, page 38

Revenue Recognition, page 39

5.                                       We note your response to our prior comment number 5.  You state that you recognize revenue associated with each PBH contract overhaul based upon an output measure, namely delivery of the overhauled unit to the customer.  While this addresses the timing of revenue recognition, we also believe you should more clearly address measurement of revenue under your PBH contracts.  In this regard, we note from your revenue recognition accounting policy disclosure on page 51 of your Form 10-K that you measure revenue based on the “relative fair value in proportion to the total estimated contract consideration.”  Please supplementally tell us what relative fair value you are referring to.  In addition, please explain to us in detail how you compute and measure revenue per overhaul under PBH contracts.  Please consider providing an illustrative example, to the extent you believe it would be helpful in explaining your measurement method.  In your example, please address a scenario in which the actual cost of an overhaul exceeds your estimate.

RESPONSE:

In our revenue recognition disclosure, we refer to “relative fair value” as meaning the cost plus our expected margin on the specific PBH transaction relative to the total cost and expected margin on the total arrangement. Revenues from PBH contracts approximated 2% of net sales for the fiscal years ended March 31, 2008 and 2007. Also, PBH revenue as a percentage of net sales has continued to decline during fiscal 2009, as for the quarter ended December 31, 2008, PBH contracts approximated less than 0.1% of net sales.

The following is an illustration of how a PBH contract might work and is not representative of any existing arrangements. For purposes of this illustration, assume that we enter into a PBH contract with the following terms and initial estimates: 5-year contract with a customer to service the APUs on their fleet of 20 airplanes for a rate of $50 per hour billed based on actual flight hours incurred. Based on input from the customer, we expect an average monthly utilization of 150 flight hours per airplane, resulting in an estimated contract consideration of $9 million (20 airplanes x 60 months x 150 hours x $50 per hour).

Our estimated costs to service this contract is based upon the following factors: the mean time between repair (MTBR), the total estimated utilization, the average condition of the fleet at inception or the average hours since last overhaul, and the expected cost per repair event. Based on the above, the total estimated utilization per unit is 9,000 hours (150 flight hours per month x 60 months). For purposes of this example, assume that the MTBR is 6,000 hours per unit, the average hours since last overhaul is 3,000 hours and the expected cost per repair event is $150,000. The total estimated utilization, plus the average hours since last overhaul, times the number of airplanes in the fleet, divided by the MTBR determines the estimated number of overhaul events, which in this case is 40 ((9,000 +3,000) x 20 / 6,000) . The total estimated number of repair events (40) times the average expected cost per repair ($150,000) results in a total expected cost at inception of $6 million. At inception, we would expect a margin on this arrangement of approximately 33% (($9 million - $6 million)/$9 million).

On a monthly basis, we bill the customer $50 per hour based on actual hours incurred by unit and deferred until a repair event occurs. The estimated contract consideration is directly impacted based on the utilization of the fleet by the customer. We track the actual activity quarterly as compared to our initial estimate to ensure that the monthly average is still reasonable.

As repair events occur, the related costs are charged to expense. For purposes of this example, we assume that our first repair event under this arrangement incurred costs of $180,000. We recognize the related revenue on the relative fair value of the specific event. Under these circumstances, we would compare the cost incurred ($180,000) to the total expected cost under the arrangement ($6 million) and multiply that ratio (3%) to the estimated contract consideration ($9 million) and relieve deferred revenue for the calculated amount ($270,000).

Despite this one event costing more than the average expected cost per repair, we would not necessarily modify our assumptions until more transactional data is accumulated. However, similar to the total estimated contract consideration, we do evaluate these assumptions quarterly based on the then cumulative expenses incurred and utilization of the fleet to ensure that our estimates discussed above are still reasonable. Changes in our assumptions that result in changes in the expected margin on the total arrangement are reflected on a prospective basis over the remaining term of the contract, beginning in the period of the change in assumptions.

Notes to Consolidated Financial Statements, page 49

Note 2.  Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 51

6.                                       Refer to your response to our prior comment number 7.  From your disclosures, particularly in the “Operating Locations” section of the Form 10-K, it appears to us the Aerospace Systems segment sells products and separately provides services, such as repair, finishing, system engineering and testing and design.  In this regard, it is not clear to us why you do not present “sales of products” and “sales of services,” and related costs of each, separately for this segment, and in your statements of income pursuant to Rule 5-03(b)1 and 2 of Regulation S-X.  Please advise.

RESPONSE:

Within our Aerospace Systems segment, we provide finishing, system engineering, testing and design capabilities across our respective business units which serve as procedural components in the ultimate delivery of our wide range of proprietary and build-to-print components, assemblies and systems for the global aerospace OEM market. These efforts rarely represent separate deliverables to our customers apart from the delivery of product, and when they are separate deliverables it represents less than 1% of our segment revenues

Repair services also represent a capability of the Aerospace Systems segment and the related revenues have been de minimis. The Company has not historically tracked these revenues and costs separately, since the repair service revenue is not recognized until shipment of the completed repaired parts, the repair time is relatively short and the amounts have been inconsequential.

Note 15.  Goodwill and Other Intangible Assets, page 74

7.                                       Refer to your response to our prior comment number 11.  In regard to goodwill, your treatment does not appear to be consistent with the requirements of paragraph 39 of FAS 142 that specifies “When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.  The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.”  Please explain to us the authoritative basis for your treatment and why your treatment is appropriate relative to paragraph 39 of FAS 142.

RESPONSE:

As disclosed in the footnotes to our consolidated financial statements as of and for the year ended March 31, 2008 filed on Form 10-K, revenues of discontinued operations were $10.9 million or 0.9% of consolidated revenues and assets of discontinued operations were $24.8 million or 1.7% of total consolidated assets.

For the businesses disposed of or held for sale as of March 31, 2008 and 2007, these operating units either were not created as a result of prior acquisitions, but instead were greenfield operating units or did not carry any goodwill in its related acquisition, and did not have any goodwill or intangible assets allocated to them. These operations were not integrated into their respective reporting units, as they were outside of our core operations and contained an independent subset of products, customers, and end markets with respect to their respective reporting unit as a whole.

Paragraph 39 of FSAS 142 also states that “if the business to be disposed of was never integrated into the reporting unit after its acquisition and thus the benefits of the acquired goodwill were never realized by the rest of the reporting unit, the current carrying amount of that acquired goodwill shall be included in the carrying amount of the business to be disposed of. That situation might occur when the acquired business is operated as a stand-alone entity or when the business is to be disposed of shortly after it is acquired.”

While we acknowledge that the above guidance is not directly on point, we believe this analogizes to our specific circumstances.  In our assessment of the carrying values of the businesses disposed of or held for sale, we considered the general nature of their specific business noting their independent subset of products, customers, and end markets with respect to the reporting unit as a whole and concluded that these operating units did not benefit from the synergies of acquisitions within its reporting unit. As a result, no goodwill or intangible assets were allocated in our charge for businesses disposed of or held for sale during the fiscal years ended March 31, 2008 and 2007, respectively.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

8.                                       Refer to your response to our prior comment number 16.  Stating in the intended revised disclosure indicated in the response that “EBITDA” is useful in evaluating your operating performance compared to that of other companies in your industry is not substantive reasoning specific to you as to why this non-GAAP measure is meaningful to investors.  You should explain in sufficient detail and clarity why eliminating the effects of financing and income taxes and the accounting effects of capital spending is meaningful to investors in your specific circumstances.  Particularly in regard to depreciation, it is not clear why disregarding a material component of your operating expenses associated with the cost of your property and equipment, which appear to be significant in the generation of your revenue, is reflective of your operating performance.  If, as your response suggests, you continue to depict “EBITDA” as a “measure of cash generated from operations of the business before any investment in working capital,” it continues to be unclear how this measure represents such when it is derived from accrual based amounts.  Moreover, it is still not clear why you believe it is useful for investors to disregard working capital and payments for interest and taxes, the associated expenses of which materially impact your operating performance.  Please advise and expand your disclosure as indicated, and provide us with a copy of your intended disclosure.  In the alternative, please discontinue presenting “EBITDA.”

RESPONSE:

In consideration of the Staff’s comment, we referred to the Frequently Asked Questions Regarding the Use of the Non-GAAP Financial Measures, question number 8. In the response to this question, we note that the inclusion of such non-GAAP financial measures may be misleading absent certain items. The following is a listing of those items with our specific response to them. Our enhanced disclosure at the end of our response incorporates these following points:

•                  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

We use EBITDA to measure compliance with covenants such as interest coverage and debt incurrence and to evaluate and price potential acquisition candidates.

•                  the economic substance behind management’s decision to use such a measure;

This non-GAAP financial measure reflects an additional way of viewing aspects of Triumph’s operations that, when viewed with the GAAP results and the reconciliation to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting Triumph’s business and results of operations.

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

EBITDA has limitations as an analytical tool, and we do not consider EBITDA in isolation. Some of these limitations are: (a) EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (b) EBITDA does not reflect the significant interest expense, or cash requirements necessary to service interest or principal payments, on the Company’s debts; and (c) although depreciation and amortization are non-cash charges, the asset being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA is not considered by management to be a measure of discretionary cash available to invest in the growth of Triumph’s business or as a measure of cash that will be available to Triumph to meet its obligations.

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

Management compensates for the limitations of non-GAAP financial measures by relying primarily on Triumph’s GAAP results and using EBITDA only supplementally.

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Management believes EBITDA provides useful information with respect to its overall operating performance and debt service capacity because it assists in comparisons of the Company’s operating performance on a consistent basis by removing the impact of items not directly resulting from core operations.

We understand the Staff’s comment and would like to clarify that we intended to remove the reference to EBITDA as a “measure of cash generated from operations of the business before any investment in working capital.”

We have included below our revised disclosure to replace our non-GAAP financial measures disclosure in our future results of operations and financial condition furnished in our Current Reports on Form 8-K:

“This press release includes a discussion of Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”), which is a non-GAAP financial measure. The Company believes this non-GAAP financial measure provides important supplemental information to management and investors. This non-GAAP financial measure reflects an additional way of viewing aspects of Triumph’s operations that, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting Triumph’s business and results of operations.

Management believes EBITDA provides useful information with respect to its overall operating performance and debt service capacity because it assists in comparisons of the Company’s operating performance on a consistent basis by removing the impact of items not directly resulting from core operations. The Company’s credit facility uses EBITDA to measure compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us to evaluate and price potential acquisition candidates.

However, when analyzing the Company’s operating performance, management uses EBITDA in addition to, and not as an alternative for, net income determined in accordance with GAAP. EBITDA has limitations as an analytical tool, and should not be considered in isolation. Some of these limitations are: (a) EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (b) EBITDA does not reflect the significant interest expense, or cash requirements necessary to service interest or principal payments, on the Company’s debts; and (c) although depreciation and amortization are non-cash charges, the asset being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to invest in the growth of Triumph’s business or as a measure of cash that will be available to Triumph to meet its obligations. Because of these limitations management relies primarily on Triumph’s GAAP results and uses EBITDA only supplementally.”

In connection with the responses above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.

Thank you for your cooperation.

Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Senior Vice President, Chief Financial Officer and Treasurer